UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2009	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Xyratex Ltd Announces Preliminary Results for the Fourth Quarter and Fiscal Year 2008

Havant, UK, January 6, 2009—Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced preliminary results for the fourth quarter and fiscal year ended November 30, 2008.

Based upon preliminary, unaudited information, Xyratex Ltd expects:

•      Revenues for the fourth quarter to be $285.4 million, an increase of 15.1% compared to revenues of $248 million for the same period last year. Revenues for the full year to be $1,049.7 million, an increase of 12.7% compared to revenues of $931.6 million for fiscal year 2007.

•      A fourth quarter GAAP net loss of $63.2 million, or $2.17 per diluted share compared to GAAP net income of $11.7 million in the same period last year. A GAAP net loss for fiscal year 2008 of $55.4 million, or $1.90 per diluted share compared to a GAAP net income of $28.1 million for fiscal year 2007.

•      A fourth quarter non-GAAP net loss of $6.3 million, or $0.22 per diluted share compared to non-GAAP net income of $13.1 million, in the same quarter a year ago. A non-GAAP net income for fiscal year 2008 of $9.5 million, or a diluted earnings per share of $0.32 compared to non-GAAP net income of $37.5 million, or $1.26 per diluted share, for fiscal year 2007(1).

•      Gross profit margin in the fourth quarter of 9.8%, compared to 18.5% in the same period last year and 17.6% in the prior quarter.

Included in both the 2008 fourth quarter and full year preliminary GAAP results, but excluded from the non-GAAP results are the following significant charges:

•      A non-cash impairment of Goodwill of $34.3 million. The Company has considered the value of Goodwill as required under FAS142 and primarily as a result of the recent share price decline, associated with the current macroeconomic environment, it has concluded that a full impairment should be taken against the value of Goodwill.

•      A non-cash valuation allowance against the deferred tax asset of $20.6 million. This valuation allowance relates primarily to UK tax losses which are not expected to be utilized as a result of the current economic situation, certain tax concessions in the UK and the tax structure of the overall Xyratex Ltd group. This valuation allowance does not indicate in itself that the overall Xyratex Ltd group will not be profitable in future fiscal periods.

Included in both the 2008 fourth quarter and full year GAAP and non-GAAP preliminary results are the following significant charges:

•      An additional Inventory provision of approximately $5 million. This provision primarily relates to the Networked Storage Solutions (NSS) RAID products which have seen a material decline in demand associated with the current global economic situation.

•      A specific provision of $9.5 million representing inventory and future vendor claims. This provision is associated with a specific NSS customer’s product forecast which currently indicates a transition to an updated version sooner than originally planned, giving rise to an exposure on long lead time components. The value of this exposure is dependent upon product demand and final timing of this proposed transition.

As at the date of this release, the Company is still assessing the extent of this specific provision and opportunities to mitigate the overall exposure. The outcome of this exercise is not expected to be finalized until the end of January at the earliest and hence the Company has provided at this point what it believes will be its maximum probable exposure of $9.5 million. This is the one area where the Company recognizes a material level of uncertainty and has resulted in all financial results in this press release being described as preliminary. Adjustment to the provision may be required once the analysis is completed, and any such adjustment will be reflected in a subsequent filing giving final 2008 fourth quarter and full year results.

Revenues from sales of our NSS products are expected to be $222.3 million in the fourth quarter as compared to $187.2 million in the same quarter a year ago, an increase of 18.7%. Gross profit margin in the NSS business is expected to be 5.0% as compared to 15.0% a year ago, having been reduced by 6.5% as a result of the provisions described in the preceding section. Revenues from sales of our Storage Infrastructure (SI) products are expected to be $63.1 million as compared to $60.8 million in the same quarter a year ago, an increase of 3.9%. Gross profit margin in the Storage Infrastructure business is expected to be 27.3% as compared to 29.7% a year ago.

“The worsening macroeconomic environment and the pace at which business conditions have changed have resulted in some significant one time non-cash and cash charges in the fourth quarter as detailed in this press release. I do however remain cautiously optimistic with regard to our long-term opportunities and competitive position. I fundamentally believe that we have the right combination of technology and financial strength to be successful in the markets we serve. And while we are not immune from constrained capital expenditure by the Hard Drive Industry, I believe our competitive differentiation and business fundamentals in both of our businesses remain strong,” said Steve Barber, CEO of Xyratex. “We will remain focused on executing in all areas of our business as we navigate through the current challenging macroeconomic environment.”

Business Outlook

Given the reduced visibility caused by the recent changes in the macroeconomic environment, Xyratex Ltd will not be providing formal financial guidance for the first quarter of fiscal year 2009.

Conference Call/Webcast Information

 Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Tuesday, January 6, 2009 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 713-8562 in the United States and +1 (617) 597-5310 outside of the United States, passcode 19353013. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through January 13, 2009 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 81888650.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring or non-cash items, such as the impairment of goodwill and the valuation allowance against a deferred tax asset, and (d) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance whilst recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the impairment of goodwill and the valuation allowance against the deferred tax asset is non-recurring, non-cash and is not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations

Brad Driver, +1 408-325-7260

bdriver@us.xyratex.com

www.xyratex.com

XYRATEX LTD

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$222,300	$187,216	$855,770	$693,990
Storage Infrastructure	63,127	60,772	193,946	237,643
Total revenues	285,427	247,988	1,049,716	931,633

Cost of revenues	257,327	202,133	898,639	762,582
Gross profit:
Networked Storage Solutions	11,143	28,165	99,775	100,573
Storage Infrastructure	17,234	18,046	52,566	69,716
Equity compensation	(277)	(356)	(1,264)	(1,238)
Total gross profit	28,100	45,855	151,077	169,051
Operating expenses:
Research and development	22,726	19,370	85,897	77,559
Selling, general and administrative	15,984	16,532	63,686	61,977
Amortization of intangible assets	1,223	2,485	4,882	7,304
Impairment of goodwill	34,256	—	34,256	—
Total operating expenses	74,189	38,387	188,721	146,840
Operating income (loss)	(46,089)	7,468	(37,644)	22,211
Other income	—	—	—	890
Interest income, net	166	1,030	1,618	3,283
Income (loss) before income taxes	(45,923)	8,498	(36,026)	26,384
Provision (benefit) for income taxes	17,324	(3,229)	19,383	(1,725)
Net income (loss)	$(63,247)	$11,727	$(55,409)	$28,109

Net earnings (loss) per share:
Basic	$(2.17)	$0.40	$(1.90)	$0.97
Diluted	$(2.17)	$0.39	$(1.90)	$0.94

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,096	29,100	29,157	28,985
Diluted	29,096	29,758	29,157	29,866

XYRATEX LTD

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2008	2007
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$28,013	$70,678
Accounts receivable, net	140,879	122,327
Inventories	123,783	91,662
Prepaid expenses	2,746	2,994
Deferred income taxes	1,000	3,000
Other current assets	4,430	8,275
Total current assets	300,851	298,936
Property, plant and equipment, net	47,229	37,421
Intangible assets, net	11,195	54,175
Deferred income taxes	9,545	19,743
Total assets	$368,820	$410,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$111,295	$96,046
Employee compensation and benefits payable	9,745	13,280
Deferred revenue	8,386	15,212
Income taxes payable	2,573	1,165
Other accrued liabilities	30,732	11,311
Total current liabilities	162,731	137,014
Long-term debt	—	—
Total liabilities	162,731	137,014

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,146 and 29,117 issued and outstanding	293	291
Additional paid-in capital	366,065	356,268
Accumulated other comprehensive income	(13,603)	1,847
Accumulated deficit	(146,666)	(85,145)
Total shareholders’ equity	206,089	273,261
Total liabilities and shareholders’ equity	$368,820	$410,275

XYRATEX LTD

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 30,	November 30,
	2008	2007
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(55,409)	$28,109
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	15,770	13,683
Amortization of intangible assets	4,882	7,304
Impairment of intangible assets	34,256	—
Non-cash equity compensation	7,646	8,057
Loss on sale of assets	185	341
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(18,552)	(17,003)
Inventories	(32,121)	1,449
Prepaid expenses and other current assets	1,455	(2,956)
Accounts payable	15,249	11,150
Employee compensation and benefits payable	(3,535)	(3,365)
Deferred revenue	(6,826)	(1,091)
Income taxes payable	1,408	(476)
Deferred income taxes	16,944	(1,616)
Other accrued liabilities	5,818	(2,266)
Net cash provided by (used in) operating activities	(12,830)	41,320

Cash flows from investing activities:
Investments in property, plant and equipment	(25,763)	(16,974)
Acquisition of intangible assets	—	(4,833)
Acquisition of business, net of cash received	—	(1,661)
Net cash used in investing activities	(25,763)	(23,468)

Cash flows from financing activities:
Payments of long-term borrowings	—	(7,000)
Repurchases of common shares	(6,116)	—
Proceeds from issuance of shares	2,044	2,905
Net cash used in financing activities	(4,072)	(4,095)
Change in cash and cash equivalents	(42,665)	13,757
Cash and cash equivalents at beginning of period	70,678	56,921
Cash and cash equivalents at end of period	$28,013	$70,678

XYRATEX LTD

PRELIMINARY SUPPLEMENTAL INFORMATION

	Three Months Ended		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income (loss)	$(63,247)	$11,727	$(55,409)	$28,109

Amortization of intangible assets	1,223	2,485	4,882	7,304
Impairment of goodwill	34,256	—	34,256	—
Equity compensation	1,755	2,237	7,646	8,057
Other income	—	—	—	(890)
Tax effect of non-GAAP adjustments	(1,024)	(1,602)	(3,791)	(4,050)
Valuation allowance against UK deferred tax asset	20,632	—	20,632	—
Effect on deferred tax of changes to UK tax rates and exchange rates	110	(1,743)	1,254	(1,040)

Non-GAAP net income	$(6,295)	$13,104	$9,470	$37,490

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings (loss) per share	$(2.17)	$0.39	$(1.90)	$0.94

Amortization of intangible assets	$0.04	$0.08	$0.17	$0.24
Impairment of goodwill	$1.18	$0.00	$1.17	$0.00
Equity compensation	$0.06	$0.08	$0.26	$0.27
Other income	$0.00	$0.00	$0.00	$(0.03)
Tax effect of non-GAAP adjustments	$(0.03)	$(0.05)	$(0.13)	$(0.14)
Valuation allowance against UK deferred tax asset	$0.71	$0.00	$0.71	$0.00
Effect on deferred tax of changes to UK tax rates and exchange rates	$0.00	$(0.06)	$0.04	$(0.03)

Diluted non-GAAP earnings per share	$(0.22)	$0.44	$0.32	$1.26

Summary Of Equity Compensation

Cost of revenues	277	356	1,264	1,238
Research and development	567	711	2,469	2,477
Selling, general and administrative	911	1,170	3,913	4,342

Total equity compensation	1,755	2,237	7,646	8,057

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: January 6, 2009	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer